Exhibit 99.9
Société anonyme incorporated in Gabon with a Board of Directors and share capital of $76,500,000
Headquarters: Boulevard Hourq, Port Gentil, BP 525, Gabonese Republic
Registered in Port-Gentil: 2000 B 00011
NEWS RELEASE
Total Gabon: Financial results for fiscal year 2008
Libreville — March 20, 2009 — The Board of Directors of Total Gabon, chaired by Jacques Marraud des Grottes, met on March 20, 2009 and approved the final accounts for the year ending December 31, 2008.
Net income in 2008 increased 14% to 381 million U.S. dollars (M$), compared to 334 M$ in 2007.
The oil industry experienced sharply contrasting trends in 2008. After peaking at a record high of nearly 150 U.S. dollars per barrel ($/b) in mid-year, the Brent price plummeted in the second half, ending the year at 35 $/b per barrel, its lowest level in a number of years. It averaged 97.3 $/b for the full year, and 55.5 $/b in the fourth quarter.
Strong volatility has also affected the dollar: it depreciated by 7% against the euro over the year, but rose by 14% in the fourth quarter 2008.
In this environment, net income rose to a record high of 381 M$ in 2008, despite a sharp decline in the fourth quarter net income.
Total Gabon pursued its dynamic strategy in 2008, with an exploration program of frontier plays and ongoing redevelopment of the mature Anguille field, launched in 2007.
The oil production of the fields operated by Total Gabon amounted to 76.5 thousands barrels per day (kb/d), declining 6% from the previous year’s figure of 81.5 kb/d in 2007. Total Gabon’s equity share 1 of oil produced amounted to 60.3 kb/d, compared to 64.2 kb/d in 2007, representing roughly 26% of the country’s total crude oil production.
Sales amounted to 1.772 M$, representing an increase of 22% compared to fiscal year 2007. The decline in the volumes sold was more than offset by higher prices for the crude oil marketed by Total Gabon in 2008, which averaged 89.4 $/b in 2008 compared to 66.7 $/b in 2007.
Capital expenditure related to oil operations was 505 M$, compared to 322 M$ in 2007. It originated mainly from:
•	A new 2D seismic survey on Diaba and drilling of the Aloumbé deep exploration well.

•	Redevelopment of the Anguille field, with continued drilling including seven new wells and hydraulic fracturing to stimulate the wells already drilled (Phase 1), and the startup of FEED (Phase 2).

•	The drilling of two wells in the Torpille field and one well in the Baudroie field, the ongoing program to resume waterflood in the Port-Gentil Océan field and the further development of the Atora field.

•	The drilling of five new wells and workovers of five existing wells in the Shell Gabon-operated Rabi-Kounga field.
Main Financial Indicators

		2008	2007	2006
Average Brent price	$/b	97.3	72.4	65.1
Average Total Gabon crude price	$/b	89.4	66.7	59.1
Crude oil production from fields operated by Total Gabon	kb/d	76.5	81.5	84.8
Crude oil production from Total Gabon interests[1]	kb/d	60.3	64.2	67.0
Sales	M$	1,772	1,456	1,279
Funds generated from operations	M$	735	560	463
Capital expenditure [2]	M$	505	322	130
Net Income	M$	381	334	326

[1]	Including the oil tax reverting to the Republic as per the profit sharing contracts.

[2]	Excluding signing and production bonuses.
While oil prices are at a low level since the beginning of the year and might remain at such for an unknown length of time, the Board whishes to highlight the major investment dedicated to the redevelopment of the Anguille field over the next four to five years. Studies are underway to adapt the project to the current environment and optimize investments by taking into account the expected decrease of oil services costs over time.
In this environment, the Board has decided to recommend the distribution of a net dividend of 22.5 U.S. dollars per share, or a total amount of 101.25 M$ to all shareholders, at the Annual Shareholders’ Meeting scheduled for June 5, 2009.
The dividend will be payable in euros (or the equivalent in CFA francs), based on the exchange rate for the U.S. dollar on the date of the Annual Shareholders’ Meeting, and will qualify in France for a tax credit of 0.04 U.S. dollar per share, corresponding to the Gabonese withholding tax.

Media Contacts:	Phénélope Sémavoine Kevin Church	+33 (0)1 47 44 76 29 +33 (0)1 47 44 70 62